[LETTERHEAD OF CORESTATES APPEARS HERE]                             Exhibit 28



Contact             Gary Brooten or Gregg Feistman
                             (215) 973-3546

For Release         Immediately Upon Receipt


               CoreStates Reports Solid First Quarter Earnings

     Philadelphia, April 19, 1994--CoreStates Financial Corp today reported net income for the first quarter of $91,912,000 or 72 cents per share, reflecting strong returns on average assets of 1.48% and on average equity of 17.72%.

     Net income for the first quarter of 1993, before a change in accounting principles, was $75,050,000 or 58 cents per share. The 1993 figures have been restated for the acquisition of Constellation Bancorp during the first quarter of 1994, which is accounted for as a pooling of interests. All figures reflect the two-for-one split in CoreStates' common stock on October 15, 1993.

     Terrence A. Larsen, chairman, said earnings were up about 14% over the year-earlier quarter, excluding effects of the pooling. With the Constellation pooling, net income was up 24%.

     He said year-to-year revenue growth was "less than what we had been seeing in recent quarters," on both credit and fee-based products and services. He noted, however, that the banking company did see a pickup of loan demand in March, and that trend has continued to build so far in April. He said revenue slowing may have

                                   -more-
been related to severe weather in the region.

     "The banking industry continues to face challenges on both margins and volume growth," said Larsen, "and we are not immune to those issues."

     "Revenue growth is particularly an issue, and earnings are being driven at least as much by expense control as they are by revenue growth."

     Larsen said total non-financial expenses declined slightly, though the majority of the cost savings from the Constellation acquisition will not begin until the second quarter.

    "We continue to chip away at our expense ratio, which has come down a bit in each recent quarter, excluding the one-time charges associated with the Constellation acquisition," he said. "This is an area where we will be focusing greater attention."

     "As our performance ratios suggest," he said, "we are continuing to outperform the industry. We have confidence that the quality of our people, in whom we have made substantial investments over the last three years, will enable us to maintain our leadership position in the industry."

     The company's investment in the joint venture Electronic Payment Services, Inc., was restructured in December. This action adds $3 million to quarterly revenues over ten years, representing recognition of deferred gains from CoreStates' contribution of its former electronic payment services businesses to the venture.

     On a restated basis, non-performing assets were down from $538 million a year ago to $464 million on March 31. The decrease reflected continuous decline in non-performing assets in the original CoreStates portfolio and declines during the middle quarters of 1993 in Constellation's non-performing assets. These declines were partly offset by implementation in the first quarter of a previously-announced plan to move to earlier recognition of non-performing assets in the Constellation portfolio.

     The provision for loan losses was $25 million, down from the

                                   -more-
restated $27.5 million of a year earlier. Net charge-offs were $30.2 million, compared to $20.7 million in the first quarter of 1993. The reserve for loan losses, strengthened by a $120 million supplemental provision charged to Constellation's fourth quarter, grew to $533 million, or 142% of non-performing loans, as of March 31.

     "We recognized going in that there would be a need to manage the Constellation portfolio aggressively, and I am happy to say that we are right on plan in our progress so far," Larsen said.

     He said that sales of Constellation securities undertaken in the quarter to create a better fit with CoreStates' asset and liability management program had resulted in $5 million in securities gains, more than offsetting first quarter earnings dilution that otherwise would have been caused by the acquisition.

     Consolidated total assets at March 31 were $25.7 billion, including $18.5 billion consolidated net loans. Consolidated deposits were $18.7 billion.

     Shareholders' equity at March 31 was $2.0 billion, or 7.9% of total assets. The Tier 1 leverage ratio (Tier 1 or core capital as a percentage of quarterly average assets) was 7.8% for the quarter. Tier 1 capital at March 31 was 8.9% of risk-adjusted assets and total capital was 13.1% of risk-adjusted assets, compared to minimum regulatory requirements of 4% and 8%, respectively.

                          CoreStates Financial Corp
                  (in thousands, except per share amounts)

                                              Three Months ended March 31.
                                            -------------------------------
                                              1994                 1993(a)
                                            -------               -------
Income before cumulative effect of
 a change in accounting principle           $91,912               $75,050
                                            =======               =======

Net income                                  $91,912               $62,040(b)
                                            =======               =======

Per Share
- ---------

Income before cumulative effect of
 a change in accounting principle            $0.72                  $0.58
                                             =====                  =====

Net income                                   $0.72                  $0.48(b)
                                             =====                  =====

Average number of shares outstanding       128,089                128,300
                                           =======                =======

(a) Restated to include Constellation Bancorp which was acquired on March 16, 1994 in a transaction accounted for as a pooling of interests.

(b) Reflects the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112). As required under FAS 112, CoreStates recognized immediately the January 1, 1993 transitional liability of $20.0 million pre-tax, $13.0 million after-tax, as the cumulative effect of a change in accounting principle in the first quarter of 1993.


                                 Page 7 of 7